UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
First Franklin Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
320272 10 7

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐      Rule 13d-1(b)
☐      Rule 13d-1(c)
☑     Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	320272 10 7	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. Of Above Person (entities only) Gretchen J. Schmidt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		84,718

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,350

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,841

WITH	8	SHARED DISPOSITIVE POWER

		21,227

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	86,068

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON*

	IN

Item 1(a).	Name of Issuer:
First Franklin Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
4750 Ashwood Drive
Cincinnati, Ohio 45241

Item 2(a).	Name of Person Filing:
Gretchen J. Schmidt

Item 2(b).	Address of Principal Business Office or, if none, Residence:
1091 Locust Corner Road
Cincinnati, Ohio 45245

Item 2(c).	Citizenship:
United States

Item 2(d).	Title and Class of Securities:
Common Stock

Item 2(e).	CUSIP No.
320272 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with

§ 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:
(a)	Amount Beneficially Owned:

86,068

(b)	Percent of Class:

5.1%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 84,718

(ii)	Shared power to vote or to direct the vote: 1,350

(iii)	Sole power to dispose or to direct the disposition of: 64,841

(iv)	Shared power to dispose or to direct the disposition of: 21,227
Ms. Schmidt has sole voting and dispositive power over 44,591 shares she holds directly and 20,250 shares subject to vested stock options. Ms. Schmidt has shared voting and dispositive power over 1,350 shares held by her minor children, and has sole voting and shared dispositive power over 19,877 shares allocated to her account in The Franklin Savings and Loan Company Employee Stock Ownership Plan.

Item 5.	Ownership of 5 Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

SIGNATURE
     After reasonable inquiry and to be best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2009 Date	/s/ Gretchen J. Schmidt Gretchen J. Schmidt